JPF Securities Law, LLC
17111 KENTON DRIVE, SUITE 100B
CORNELIUS, NC  28031

* Organized Under                                                                                                                                                                                                  TELEPHONE
   The Laws of Nevada                                                                                                                                                                                              860-670-4091

* Admitted                                                                                                                                                                                                                 FACSIMILE
In Massachusetts                                                                                                                                                                                                    888-608-5705

July 9, 2007

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 6010
Washington, DC  20549

ATTN:          Barbara C. Jacobs
                     Branch Chief

Re:       Information Systems Associates, Inc.
Registration Statement on Form SB-2
Filed April 17, 2007
File Number:  333-142429

Dear Ms. Jacobs:

Thank you for your comment letter dated May 24, 2007 (the “Comment Letter”), with respect to the above-captioned Registration Statement on Form SB-2.  We have filed Amendment No. 1 to Form SB-2 (the “Form SB-2/A”) of Information Systems Associates, Inc. (“ISA”), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below.  Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

For your information, we have filed our revised Form SB-2/A on the EDGAR system, and have also provided a clean and marked copy to the Staff by overnight courier.

Financial Summary Information, page 7

1.
Please revise to correct the “Net income (loss)” caption or the corresponding dollar amounts.  In this regard, the amounts reported for this caption appear to represent “Net income (loss) before taxes” from your statements of operations on page 39.

Response 1:

We corrected the dollar amounts of "Net income (loss)" in the table of Audited Financial Summary Information for the years ended December 31, 2006 and 2005.

Financial Statements

General

2.	Please revise your registration statement to include updated financial statements and related consents. Refer to Item 310(g) of Regulation S-B.

Response 2:

We have revised the registration statement to include updated financial statements as of March 31, 2007, and related consents.

3.
We note your risk factor disclosure on page 8 which indicates that your losses from operations and limited cash “raise substantial doubt as to whether we can continue as a going concern.”  Please tell us whether your auditors have concluded that there is a substantial doubt about your ability to continue as a going concern.  If your auditors have made such a conclusion, please tell us what consideration they gave to including a going concern emphasis paragraph in the accountant’s report.  Also, explain to us how you have considered providing the disclosures required by FRC 607.02.  Alternatively, if your auditors have not made such a conclusion, please revise the risk factor to be consistent.

Response 3:

Our auditor has no a conclusion in connection with the doubt about our ability to continue as a going concern; therefore, we have revised our risk factor section to be consistent.

Statement of Operations, page 39

4.
Please describe the nature of the expenses included within the “consulting services-financing” line item.  As part of your response, please explain your basis for recording these expenses as non-operating.

Response 4:

The expenses included within the "consulting services - financing" are non-operating expenses associated with the Company's capital raising activities. Our basis for recording non-operating expenses is the scope of our business. We provide services and software system design for the planning and implementation of Computer Aided Facilities Management (CAFM) based asset management tools. We also provide services through our insurance sales business. Any expenses incurred not in connection with our main business will be recorded as non-operating expenses.

Statement of Stockholders’ Equity, page 41

5.
We note that your disclosures on pages 20 and 52 do not appear to be consistent with your statements of stockholder’s equity and cash flows.  For example, you indicate that shares were sold in November 2005 for cash, yet your 2005 financial statements do not appear to reflect these sales.  In order to reconcile this information, provide us with a schedule of stock issuances that agree to your statements of stockholders’ equity and cash flows for each period presented within your registration statement.  This schedule should include the date of each transaction, the number of shares issued, the recipient of the shares, and the cash paid or the amount at which the service transactions were recorded within your financial statements.  The schedule should include subtotals and totals that agree to your statements of stockholders equity for each year in the two-year period ended December 31, 2006 and the subsequent interim period.

Response 5:

We have revised the disclosures on pages 20, 32 and 52 to make it clear that such shares were not issued until 2006 and there was no cash inflow in connection with these stock sales until 2006. We also revised our statements of stockholder's equity to reflect the stock subscription in 2005.

In addition, a schedule of stock issuances that agree to our statements of stockholders' equity and cash flows for each period presented within our registration statement, including all required information is shown as follows:

			Totals
Date	Shares	Recipent	Amount	Amount	Capital	Paid in capital	Stock Subcribed an not issued	Stock Subscription Receivable

5/30/1994	6,200,000	Joseph P Coschera	$6,200.00		$6,200.00	$-	$-	$-	✓
11/15/2005	-	Aquatica Investments Ltd.					100,000.00	(100,000.00)
Sub-total December 31, 2005	6,200,000		6,200.00	-	6,200.00	-	100,000.00	(100,000.00)
1/15/2006	3,000,000	Aquatica Investments Ltd.	100,000.00		3,000.00	97,000.00	(100,000.00)	100,000.00	✓
	100,000	Simon Goldberg		3,333.00	100.00	(100.00)			✓
4/24/2006	100,000	Francis Armelin							✓
					-	-
1/15/2006	450,000	Real Assetment Management, LLC		13,332.00	450.00	(450.00)			✓
1/15/2006	400,000	First Alliance Group, Inc.		14,998.50	400.00	(400.00)			✓
1/15/2006	350,000	Greentree Financial Group Inc.		11,665.50	350.00	(350.00)			✓
					-	-
1/30/2006	36,000	Kirk Haynes	9,000.00		36.00	8,964.00			✓
3/22/2006	10,000	Teresa Haynes	2,500.00		10.00	2,490.00			✓
3/22/2006	25,000	Thomas B Smith	6,250.00		25.00	6,225.00			✓
3/22/2006	6,000	Harriet E Smith	1,500.00		6.00	1,494.00			✓
3/22/2006	8,000	Laura Schumacher Smith	2,000.00		8.00	1,992.00			✓
3/23/2006	8,000	Joseph V Del Canto	2,000.00		8.00	1,992.00			✓
4/18/2006	10,000	Blue Marlin Inc	2,500.00		10.00	2,490.00			✓
4/19/2006	10,000	Mark Beloyan	2,500.00		10.00	2,490.00			✓
4/20/2006	2,000	Deborah L Key	500.00		2.00	498.00			✓
4/20/2006	40,000	Kaylaya DeMonde Lilly Van Petten	10,000.00		40.00	9,960.00			✓
3/23/2006	200,000	Division Limited	50,000.00		200.00	49,800.00			✓
3/23/2006	40,000	Goran Johansson	10,000.00		40.00	9,960.00			✓
3/23/2006	40,000	Susannah Leach	10,000.00		40.00	9,960.00			✓
3/23/2006	40,000	Glenn Hall	10,000.00		40.00	9,960.00			✓
3/27/2006	40,000	Hubber Regis	10,000.00		40.00	9,960.00			✓
3/27/2006	40,000	Aviation Interior/Chris Schooms	9,973.00		40.00	9,933.00			✓
3/29/2006	40,000	Peter Jeffrey	10,000.00		40.00	9,960.00			✓
3/30/2006	40,000	Philippe Herve	9,976.00		40.00	9,936.00			✓
3/31/2006	20,000	Marie-Christine Mentre	4,975.00		20.00	4,955.00			✓
4/4/2006	8,000	Richard Newman	2,000.00		8.00	1,992.00			✓
4/4/2006	27,834	Peter Hickson	6,904.88		27.83	6,877.05			✓
4/7/2006	4,000	Arabelle Financial Limited	978.00		4.00	974.00			✓
4/7/2006	4,000	International Engineering Services Limited	978.00		4.00	974.00			✓
4/7/2006	4,000	Acorndrift Limited	978.00		4.00	974.00
4/7/2006	2,000	Citation Services	500.00		2.00	498.00			✓
4/7/2006	2,000	Ivanova Limited	500.00		2.00	498.00
4/11/2006	40,000	Maria-Pia Selva	9,990.00		40.00	9,950.00			✓
4/15/2006	4,000	Christine Gerhauser	1,000.00		4.00	996.00			✓
4/19/2006	4,000	Leslie Feore	1,000.00		4.00	996.00			✓
4/21/2006	2,000	Ian Swan	500.00		2.00	498.00			✓
5/2/2006	7,000	Derek Taylor	2,468.12		7.00	2,461.12			✓
5/3/2006	40,000	Eric Eisenberg	10,000.00		40.00	9,960.00			✓
6/1/2006	2,000	Kathleen Hancock	500.00		2.00	498.00			✓
6/6/2006	4,000	Stephen Richard Bryant	1,000.00		4.00	996.00	-	-	✓
Sub-total December 31, 2006	5,209,834		$302,971.00	$68,329.00	$5,209.83	$297,761.17	$-	$-

Balances as of December 31, 2006	11,409,834		$309,171.00	$68,329.00	$11,409.83	$297,761.17	$-	$-

Balances as of March 31, 2007	11,409,834		$309,171.00	$68,329.00	$11,409.83	$297,761.17	$-	$-

Note A – Summary of Significant Accounting Policies, page 42

Revenue Recognition, page 42

6.
We note that your disclosures refer to software in describing your arrangements, but it is unclear to us whether you actually deliver software to your customers or how SOP 97-2 applies to your arrangements, if at all.  Please clarify for us how software is utilized by your customers in the context of your typical arrangements and explain how you considered the SOP when determining the appropriate revenue recognition model.

Response 6:

We sell resell and install software purchased from vendors.  We charge customers based on an hourly rate for installation and services as performed.   Revenue is recognized at the time of sale or performance of the service.  The majority of our revenue is from hourly consulting fees.  The software that is sold is purchased from vendors and is not combined with service fees.  We use the software to perform our hourly consulting fees. Currently SOP97-2 does not apply to our revenue recognition.

7.
To the extent your transactions involve multiple elements, revise your disclosure to identify all elements included in each significant type of sales transaction and explain how you determine whether elements should be considered separate units of accounting or combined with other elements.   Clearly explain how you allocate revenue to each accounting unit and describe, for each unit, how you meet the relevant revenue recognition criteria that are referred to in your policy, but not identified or discussed.  Your disclosures should be robust and specific to the applicable guidance such as SAB 104, EITF 00-21, and SOP 97-2.

Response 7:

Our transactions do not involve multiple elements.

Impairment of Long-Lived Assets, page 43

8.	Tell us how you considered SFAS 144, “Accounting for Impairment or Disposal of Long-Lived Assets.” In this regard, we note that SFAS 121 is no longer applicable because it was superseded by SFAS 144.

Response 8:

We have revised our footnote regarding impairment of long-lived assets in the registration statement.

Share-Based Payments, page 44

9.
Your disclosures indicate that shares issued for services are recorded at fair value, which is generally the quote at the close of market trading on the day of issuance or the most recent sale.  Please tell us how this is possible considering that your stock does not trade.  Further, we note your disclosures on pages 21 and 51 indicating that the common shares issued were valued at the estimated value of the services received.  Please clarify how you account for these shares and revise your disclosures accordingly.  As part of your response, tell us how you considered the guidance in EITF 96-18 and EITF 00-18 when accounting for these shares.

Response 9:

We have revised our disclosures indicating that shares issued for services are valued using the most recent private sale of stock as an indicated range of value since the company is not traded on a public market. We considered EITF 96-18 for all transactions. We analyzed the specific performance associated with each contact and amortized the expenses pro rata over the contract term. Therefore, the fair value of the stock issued was amortized over the contract term. We used the most recent private placement sales as an indicated range of value, i.e. from $.05 to $.25. We believed these amounts represent the fair value of the services rendered.

Recent Accounting Pronouncements, page 44

10.
Your disclosure indicates that the adoption of SAB 108 is not expected to have a material effect.  Please be advised that since your registration statement will not be declared effective until after November 15, 2006, you must apply the guidance in SAB 108 to the financial statements included in this registration statement.  Refer to footnote 6 of SAB 108 and revise accordingly.

Response 10:

We have revised our footnote to address such issue in our registration statement.

If you have any further questions or comments, please feel free to contact me.

Sincerely,

/s/ Jared P. Febbroriello
Jared P. Febbroriello

JPF/mm
Enclosures

cc:           Joe Coschera, President

JPF Securities Law, LLC
17111 KENTON DRIVE, SUITE 100B
CORNELIUS, NC  28031

* Organized Under                                                                                                                                                                         TELEPHONE
   The Laws of Nevada                                                                                                                                                                    860-670-4091

* Admitted                                                                                                                                                                                       FACSIMILE
  In Massachusetts                                                                                                                                                                            888-608-6705

June 7, 2007

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 6010
Washington, DC  20549

ATTN:    Russell Mancuso, Esq.
Branch Chief

Re:       Information Systems Associates, Inc.
Registration Statement on Form SB-2
Filed on April 27, 2007
File Number:  333-142429

Gentlemen:

Thank you for your comment letter dated June 5, 2007 (the “Comment Letter”), with respect to the above-captioned Registration Statement on Form SB-2.  We have filed Amendment No.____ to Form SB-2/A (the “Form SB-2/A”) of Information Systems Associates, Inc., which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below.  Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

For your information, we have filed our revised Form SB-2/A on the EDGAR system, and have also provided a clean and marked copy to the Staff by overnight courier.

General

1.
We note that you identified the initial filing as an amendment using the heading    “SB-2/A” on the facing page.  Please ensure that each amendment to the initial filing is properly identified using the heading.  In this regard, your next amendment should be identified as Amendment No. 1 to Form SB-2.

Response 1:  Made changes accordingly to the first page and we will use proper headings for future versions.

2.
Please clarify whether you develop, package or market any of the elements of your product and services suite or whether your offerings are those of third parties, which you supply to customers.  We note your statement on page 27 that Information Systems Associates is a Value Added Reseller.  To the extent your VAR status describes the majority of your core activities, this should be clearly described.  In addition, identify more specifically what products and services you offer.Please note that where the comments regarding the summary section relate to the disclosure in the business section, appropriate revisions should be made in that section as well.

Response 2: Added the following language to page 27 to more clearly explain the depth of our VAR activities:

ISA is the developer and at this time the exclusive marketer and distributor of OSPI (On Site Physical Inventory). Our activities as a VAR (Value Added Reseller) are best described as being authorized to resell a partner’s software solution as well as being certified to implement the solution on the client’s hardware and to deliver training in the use and operation of the software application.

The products and services provided as a VAR are as follows:

Partner	Software Solution	Services
Aperture Technologies, Inc.	VISTA500	Reseller of the Software Solution as well as providing installation, implementation and training
Visual Network Design, Inc.	RACKWISE DCM™	Reseller of the Software Solution as well as providing installation, implementation and training
Vision Facilities Management, LTD	VisonFM	Reseller of the Software Solution as well as providing installation, implementation and training
KnowledgeFlow Corp	OBTAIN	Reseller of the Software Solution as well as providing installation, implementation and training

3.
We note your inclusion of numerous acronyms on page 5 of the summary.  For example, you refer to EAM, NCCI, CMMS, EAM, ERP, ROI, ROA.  Please recall that the summary section is subject to the plain English principles and the unnecessary use of acronyms is discouraged.  Further, your continued use of acronyms throughout the prospectus, such as KPIs, MTTR, OSPI, and VNDI, for example, appears to be avoidable.  Please revise throughout the prospectus to eliminate as much as possible your reliance on acronyms.

Response 3:  Made revisions throughout the document to comply with the plain English principles, eliminated the referred to acronyms.

4.
We note your list of customers.  Disclose the criteria you used in selecting the customers you identified by name both here and in the business section.  Is there a minimum dollar value of sales you made to the companies you list, for example?  We find no discussion elsewhere that you have any customers or group of customers who account for more than 10% of your revenues as of fiscal year end.  Advise of the total percentage of revenues generated from each of the listed customers during the last fiscal year and most recent interim period and confirm that the customers listed are current customers.

Response 4:  Updated the list of customers and added the following language to show the percentage of revenues:

The criteria used to select the customers listed in the business section and other sections of the document are based on their prominence within their industry. For instance, Northrop Grumman is well known within the defense industry as Comcast Communications is known in the cable industry. We do not list companies based upon any specific amount of revenue derived or whether or not they are currently active clients, but rather we have selected these clients based upon the scope of the consulting engagement. This approach provides us with clients from various industries as this sometimes becomes crucial to a prospect in their vendor selection process.

Revenues for Selected Clients During Fiscal Year 2006

Customer	Solution(s)	Revenue % of Overall
Northrop Grumman Electronic Systems	Aperture; VisionFM	15.9%
National Council on Compensation Insurance	Aperture Network and Facilities Management	3.0%
Hillsborough County Courts	OBTAIN 24/7	1.4%
Blue Cross Blue Shield of Florida	Aperture VISTA	5.0%
Time Warner Corporation	Aperture VISTA	6.5%

Revenues for Selected Clients During Most Recent Interim Period (1stQuarter 2007)

Customer	Solution(s)	Revenue % of Overall
Northrop Grumman Electronic Systems	Aperture; VisionFM	22.5%
National Council on Compensation Insurance	Aperture Network and Facilities Management	3.0%
Hillsborough County Courts	OBTAIN 24/7	0.0% (negotiating maintenance renewals)
Blue Cross Blue Shield of Florida	Aperture VISTA	0.0% (inactive)
Time Warner Corporation	Aperture VISTA	0.0% (inactive)

5.
Please include a brief background discussion of Aperture and the nature of your partnership relationship with Aperture.  In this regard, we note your brief summary of the relationship on page 22.  To the extent you have a contractual agreement with Aperture governing your partnership, please tell us what consideration you gave to filing it as an exhibit to the registration statement.  See Item 601(b)(10) of Regulation S-B.

Response 5: Expanded the section with summary of the relationship with Aperture by adding the following language:

The relationship with Aperture Technologies began in the fall of 1992 with Joseph Coschera providing consulting services to Aperture as a sole proprietor. The business relationship has been ongoing since that time with the exception that when Information Systems Associates, Inc was formed in May, 1994 the relationship was established between the two companies rather than an individual. During this time, ISA has provided resold Aperture’s Computer Aided Facilities Management (CAFM) software solutions directly to ISA’s client’s, has demonstrated Aperture’s products on its behalf to its own clients/prospects, has installed and implemented Aperture’s entire software product line, and has provided training to Aperture’s clients in both the public and private classroom settings.

6.	Describe in greater detail the “Facilities solutions” you offer.

Response 6:  Added the following language to the Industry Background and Overview section and the Business Summary section to more clearly define what facilities solutions are and how they relate to our business:

The reference to “Facilities solutions” includes software application products that are used by corporate Real Estate departments to manage their real property lease obligations (as both tenant and landlord), to determine their company’s use of corporate space, to develop plans for relocations, mergers and acquisitions as it relates to the use of space (office, manufacturing, warehousing). This term can also apply to software application products used by Data Center Management (Information Technology) to track their computer assets from both a financial perspective as well as their usage and connectivity within the corporate IT (Information Technology) network.

7.
Under Offering, please explain why you have included a parenthetical “assumes no broker-dealers are paid a commission” regarding proceeds to Information Systems Associates.  In this regard, we note that this is a selling shareholder initial public offering.

Response 7: Removed the parenthetical, it was accidentally included in the document as a carryover from different company whose SB-2 we used as reference for this one.

Risk Factors, page 8

8.
Please revise the introductory paragraph to clarify that they risk factors listed constitute the material risks facing the company.  Your reference to “certain” risks and your statement that the listing is not intended to be exhaustive may suggest that there are risks the company considers to be material that are not included.  The risk factors should include all known material risks to the company.  See Item 503 of Regulation S-B.  Please revise.

Response 8: Eliminated the language suggesting that only certain risks are included, changed “certain” to “material”, also removed the disclaimer stating that the risks are not meant to be exhaustive.

9.
In addition, please remove the third sentence advising potential investors to read the risk factors in conjunction with other cautionary statements made in the registration statement, other public reports, annual reports, and public announcements.  The risk factors should be self-contained and readers should not be required to look to other documents to understand the full meaning of the risks you discuss.

Response 9: Removed the third sentence as requested.

There is a risk that our shares may not become quoted on the Over-the-Counter Bulletin Board, page 9

10.
Please revise the risk factor subheading to state the risk more clearly from the point of view of the potential investor.  It would appear that the primary risk to investors if your shares are not quoted on the OTCBB and are ultimately quoted on the pink sheets is that it will be more difficult for them to sell their shares.

Response 10: Changed the risk factor sub-heading to the suggested language incorporated the old subheading into the risk factor as follows:

There Is A Risk That If Our Shares Are Not Quoted On The Over-The-Counter Bulletin Board And Are Ultimately Quoted On The Pink Sheets It Will Be More Difficult For You To Sell Your Shares.

Our shares may not become quoted on the over-the-counter bulletin board in the near future, in which case there may be no trading market for our shares, or we may have to consider alternatives such as applying to list them for quotation on the national quotation bureau’s Pink sheets, which is considered to be a less liquid trading market, and the price per common share could be negatively affected by such a listing.

Our preference shares could prevent or delay a takeover, page13

11.	Please revise the subheading to clarify that you have not issued any preferred shares to date.

Response 11: Revised the subheading to clarify that no preference shares have been issued yet. Revised as follows:

Although We Have Not Yet Issued Any Preference Shares, If Issued, Our Preference Shares Could Prevent Or Delay A Takeover That Some Or A Majority Of Shareholders Consider Favorable.

Selling Security Holders, page 13

12.
Please include the selling shareholder information required by item 507 or Regulation S-B.  Provide a detailed introductory description of the transaction by which each of the selling security holders in the table acquired their shares.  We note your disclosure under Transactions within Last Five Years regarding unregistered stock issuances for various consulting services.

Response 12: Added the following language as an introduction to the selling security holders section on page 13 in order to add more detail about how each of the security holders received their stock:

On or about January 12, 2006, we increased our authorized common shares to 50,000,000, and subsequently changed the par value of our common stock to $.001 per share. In addition, we authorized 10,000,000 shares of convertible preferred stock to be issued, $.001 par value, with a conversion ration to be set at a later date. Our board of director also enacted a 62,000 for 1 forward stock split.

During November 2005, we entered a stock subscription agreement to sell 3,000,000 shares of our common stock to Aquatica Investments, Ltd., a Bahamian corporation, for $100,000, or approximately $.033 per share. Neither were shares issued nor were funds received until 2006. The funds were used in connection with our audited financial statements, preparation of our SB-2 registration statement and for general working capital purposes. The sale of shares was made in reliance of Regulation S since the corporation and its owner, Owen Bethel, are not residents of the U.S. and do not maintain a residence within the U.S.

On or about November 15, 2005, we entered into a Financial Advisory Services Agreement with Greentree Financial Group, Inc. Under the terms of the agreement, Greentree Financial Group, Inc. has agreed to provide the following services:

•	Assistance with the preparation of our Form SB-2 registration statement;
•	State Blue-Sky compliance;
•	Selection of an independent stock transfer agent; and
•	Edgar services.

The services were not rendered until 2006. In exchange for these services, we paid Greentree $60,000 and issued 350,000 shares of our common stock in 2006. The common shares issued were valued at the estimated value for the services received, or $17,500, or $.05 per share. We used the most recent private placement sales as an indicated range of value, i.e. from $.05 to $.25.

On or about November 15, 2005, we entered into a consulting agreement with Real Asset Management, LLC, for financial advisory services including:

•	Introducing our Company to NASD member firms;
•	Assistance in developing our corporate structure, including coordination of shareholder communications and public relations;
•	Assist in introducing our Company to various funding sources

The services were not rendered until 2006. In exchange for these services, we issued Real Asset Management 450,000 shares of common stock in 2006. The common shares issued were valued at the estimated value of services rendered, or $20,829, or $.046 per share. We used the most recent private placement sales as an indicated range of value, i.e. from $.05 to $.25.

On or about January 15, 2006, we entered into a consulting agreement with First Alliance Group, Inc. for financial advisory services including:

•	Introducing our Company to NASD member firms;
•	Assistance in developing our corporate structure, including coordination of shareholder communications and public relations;
•	Assist in introducing our Company to various funding sources

In exchange for these services, we issued First Alliance 400,000 shares of common stock. The common shares issued were valued at the estimated value of services rendered, or $20,000, or $.05 per share. We used the most recent private placement sales as an indicated range of value, i.e. from $.05 to $.25.

On our about January 24, 2006 we entered into a legal services agreement with Simons Muirhead and Burton Solicitors, a law firm located within the United Kingdom. We issued 100,000 shares of common stock to Muirhead and Burton for legal services in connection with our offshore common stock offering in the United Kingdom. Muirhead and Burton were to advise us on local laws and review our subscription agreements for legal compliance. The common shares issued were valued at the estimated value of services rendered, or $5,000, or $.05 per share. We used the most recent private placement sales as an indicated range of value, i.e. from $.05 to $.25.

On or about January 15, 2006, we issued 100,000 shares of our common stock to Francis Armenlin for services in connection with renovating our website. The common shares issued were valued at the estimated value of services rendered, or $5,000, or $.05 per share. We used the most recent private placement sales as an indicated range of value, i.e. from $.05 to $.25. The engagement was not evidenced by a written service contract, but rather was an oral agreement between Mr. Armelin and our Company.

During 2006, we issued 803,834 shares of our common stock for $202,472. The shares were issued in a Regulation S offering in the United Kingdom for approximately $.25 per share (based on the most recent foreign conversion rates).

13.
Please disclose the natural persons who exercise sole or shared voting and/or investment power over each of the selling shareholder entities on the table.  For those entities where you identify the owner or owners, please state further whether the owner(s) exercises sole or shared voting and/or investment power of the entity listed.  See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to our publicly available telephone interpretation manual, as well as interpretation I.60 of the July 1997 version of our telephone interpretation manual.

Response 13:  Added language to each instance where the owners of entities listed in the table are referenced to clarify whether they hold sole voting power or shared voting power over investments for the referred to organization.

Directors, Executive Officers, Promoters and Control Persons, page 17

14.
Please consider relocating the Article III bylaw information that begins this section to the end of this section.  Note that Item 401 of Regulation S-B requires that you identify the directors and executive officers, among other things, and it would be appropriate to prominently place the required information and provide supplemental information as necessary.

Response 14:  Relocated the information concerning the articles and bylaws to its own section between Family Relationships and Legal Proceedings so the required information in Item 401 and Regulation S-B is more prominently placed.

15.
Please tell us who is serving in the role of chief financial officer and principal accounting officer.  We note that the disclosure provided for Ms. Lucas refers to her experience as a systems engineer and business entrepreneur.

Response 15:  Joseph P. Coschera is currently serving as Chief Financial Officer and Principal Accounting Officer for the company.  We updated the information about Joe in this section to include disclosure about his role as Chief Financial Officer and Principal Accounting Officer in order to clarify his involvement.

Transactions within the Last Five Years, page 20

16.
It appears that you have attempted to respond to Item 15, Organization within Last Five Years, before it was amended.  Please revise the disclosure to respond to the amended Item 15, Certain Relationships and Transactions and Corporate Governance, and to provide the information required by item 407(a) of Regulation S-B.  Please note that Item 404 of regulation S-B has also been modified.

Response 16: Added language to disclose that we have two independent directors, Joseph P. Coschera and Loire Lucas and detailed the independently approved transactions in the section.

Description of Business, page 23

17.
We note your disclosure on page 23 and in the summary section that you “plan to continue to operate as a computer software developer.”  Please clarify whether you consider your business to be in the development stage or otherwise explain the meaning of this phrase.  Further, clarify whether you provide services through your “insurance sales business,” as indicated in Note A to the financial statements, and to what extent you “develop and deliver comprehensive asset management systems for…real estate…assets” and “real estate portfolio management.”  See the MD&A discussion on page 29.

Response 17:  The phrase did not accurately depict our business so we replaced it with the following language “We plan to continue to operate as a computer software service provider for financial and asset management solutions”

In addition, we added language to the description of the business and the MD&A to explain how our software is used in real estate portfolio management:

Our application products are also used by corporate Real Estate departments to manage their real property lease obligations (as both tenant and landlord), to determine their company’s use of corporate space, to develop plans for relocations, mergers and acquisitions as it relates to the use of space (office, manufacturing, warehousing).

18.
Please revise the business section to more clearly explain the products and services you provide.  Clarify whether each of the products you list, including Vista, Obtain 24/7, Vision FM, the Facilities Manager, AutoCAD, and RackWise are products developed by you or by third parties.  Where the products are obtained from third parties, discuss the nature of the business relationship with the third party and clearly describe the extent of Information Systems Associates’ involvement in marketing and servicing any such products and discuss any revenue sharing agreements.  Then for each product listed, revise to better explain what each product does.  For instance, you state on page 25 that RackWise services and products “deliver key features to simplify and reduce the time consumed [sic] designing, modeling and operating the physical infrastructure of your datacenter.”  It is not clear from this statement what RackWise does.  In addition, the bulleted list that follows contains industry jargon that is not self-explanatory, such as “Auto-Build Visual Documentation From Imported Bill of Materials” and “General Detailed Datacenter and Rack Visualizations.”  Finally, clarify whether “On Site Physical Inventory” is a solution you currently offer.  The business description should be revised so that it may be easily understood by someone not already familiar with your business and industry.

Response 18: Revised the entire business section and added the following language:

Information Systems Associates, Inc. has been in business since May of 1994. During the first twelve (12) years of operation, the primary focus of the business was to offer for sale through ISA’s Value Added Reseller Agreements in place in several of the industry leaders, software products and services that allow companies to track and manage assets, primarily in the realm of corporate real estate and corporate IT network infrastructure including equipment maintained in corporate data centers. We refer to our product and services suite as asset management solutions. Our solutions can reduce sourcing, procurement and tracking costs, improve tracking and monitoring of asset performance and reduce operational downtime.

Initially, ISA was a Business Partner (a/k/a Value Added Reseller) with Aperture Technologies, Inc. of Stamford, CT. At that time, Aperture’s Network Management tools (“System”), was one of the leading solutions in its field. For the past five years, Aperture Technologies, Inc. has provided enterprise asset management solutions to customers in the United States, Europe and Asia and Pacific Rim. During this same timeframe, we have offered Aperture’s enterprise asset management solutions to customers and prospects in North America.

The typical Value Added Reseller Agreement allows the vendor’s partner (in this case ISA) the ability to offer to its client’s and prospects a Commercial Off The Shelf  software solution to address a particular business problem. The primary focus of ISAs business is working with data center operations, network management departments and corporate real estate departments to identify and then implement a software solution which addresses their needs based upon extensive research done prior to the selection and culminating in the purchase by the client and implementation by ISA of the chosen solution.

All of the products listed under our Value Added Reseller relationships (Vista, Obtain 24/7, Vision FM, the Facilities Manager, AutoCAD, and RACKWISE DCM) are products developed by third parties

The products obtained from third parties are done so through executed Value Added Reseller Agreements. Although each of the vendor’s agreements differs to some degree, the basic understandings are the same. Information Systems Associates is authorized by each of the vendors to offer their (the vendor’s software solutions) to Information Systems Associates’ clients. In return, Information Systems Associates receives a commission on the sale of the software. The percentage ranges between twenty (20) and thirty (30) percent of the sale. On occasion, Information Systems Associates provide pre-sales support services to the vendor’s clients. In addition, Information Systems Associates is given the opportunity to implement the software solution and provide training to its clients. On an ongoing basis, Information Systems Associates can and does provide additional consulting services beyond those provided initially to the client.
The need for a better way to capture corporate asset information became evident to ISAs management team. After reviewing the methods and technology in use at that time (1ST Quarter 2006) for the purpose of data collection, it was decided within ISA to define a data collection process and subsequently to design and build a software solution capable of delivering quality data (output) through the use of programming techniques that incorporated many of the much needed features and capabilities, especially real time data validation.

Our customer list includes a number of leading organizations, such as Northrop Grumman Electronic Systems, National Counsel on Compensation Insurance (NCCI), Blue Cross Blue Shield of Florida, and Comcast Communications.

Partner	Software Solution	Description of Software Solution
Aperture Technologies, Inc.	VISTA500
VISTA500 provides data center management with the tools needed to successfully plan and manage a large scale corporate data center environment’s physical infrastructure and the IT assets contained therein. In addition, it provides an excellent work flow component that can be used to track changes to that environment. VISTA500 is evolved from previous versions of VISTA.

Visual Network Design, Inc.	RACKWISE DCM™	This product is relatively new in the marketplace but fills an important gap in price/performance. There are many features similar to those available in VISTA500 but at a reduced cost.
Vision Facilities Management, LTD	VisonFM
This product is clearly aimed at the corporate real estate sector. There are several modules included in this product that are excellent tools for the facilities management team of a Fortune 500 company to successfully manage their real estate portfolio.

KnowledgeFlow Corp	OBTAIN 24/7
Although this product is similar in functionality to that of VISTA500 and RACKWISE DCM, it provides a level of visual documentation that neither of the other two products provide. OBTAIN 24/7 produces excellent diagrams which clearly map the connectivity between points (wide area network, local area network) dynamically using the information in the database to create the diagrams. What is significant about this is that as textual information in the database is updated, so are the inputs to the various diagrams OBTAIN 24/7 is capable of producing.

19.	Please briefly define “SLA penalties” and “SANS.” See pages 23-24.

Response 19: Added the following language to page 23 to explain the meaning of SLA penalties:

The term “SLA penalties” refers to Service Level Agreement performance metrics. In most sophisticated corporate operations, the end user is guaranteed a specific degree of network and application availability. Usually items such as systems maintenance are taken into consideration when guaranteeing this availability as are items like built in redundancy (network circuits and the hardware used to deliver the connectivity) as well as Disaster Recovery plans that would insure the end user a specific level of availability (although typically less than that guaranteed under normal operating conditions) in the event that a natural or other type of disaster cause an interruption in corporate IT services.

Added the following language to page 24 to explain the meaning of SAN:

The term “SAN” refers to the Storage Area Network physical infrastructure which connects various servers and switches with mass storage devices containing information shared amongst the enterprise (multiple applications)

20.
Please provide disclosure regarding the number of total employees and the number of full-time employees.  See Item 101(b)(12) of Regulation S-B.  In this regard, we note your disclosure on page 18 that you have no significant employees other than your president and vice-president.

Response 20: Added an employee section and the following language to page 26:

EMPLOYEES

We have two employees, Joseph P. Coschera and Loire Lucas.

21.
Given that you list only one partner, please consider whether the table on page 26 describing the partner and the “service or offering” is useful.  Further, clarify what the technology infrastructure solutions are that Forsythe Solutions Group provides and how they complement the products and service you offer.

Response 21: Eliminated the table and added the falling language to replace it:

Our primary marketing partner is Forsythe Solutions Group, Inc.  Forsythe serves as a technology infrastructure solutions provider, helping organizations across all industries, including Fortune 1000 companies, manage the cost and risk of their information technology. Forsythe’s data center services offerings help organizations navigate through some of the more infrequent aspects of owning and operating a mission-critical environment—data center planning and IT relocation. ISA’s data collection solution On Site Physical Inventory and the services offered by ISA in conjunction with On Site Physical Inventory are perfectly matched to the needs of Forsythe’s customer’s, for whom they (Forsythe) are either planning a new data center, expanding an existing data center or moving a data center to a new location. In the current environment of corporate acquisitions and downsizing, the services offered by Forsythe and in turn complimented by ISA’s offerings are well suited for these purposes.

Sales and Marketing, page 27

22.
You state that you market your services primarily through referrals from your partners.  We note your disclosure on page 26 identifying only one partner.  (See comment 21 above.)  Clarify whether you have more than one partner and, if so, describe them.  If you are referring to different categories of partners, please explain.

Response 22: Removed the reference to “partners” and added the following table and text to clarify how ISA’s business is referred:

We market our services primarily through referrals from the following companies with whom ISA has either a resellers agreement in place, is authorized to provide consulting service to their client’s or both:

Name	Software Solution	Services
Aperture Technologies, Inc.	VISTA500	Reseller of Software Solution Software installation, implementation and training
Visual Network Design, Inc.	RACKWISE DCM™	Reseller of Software Solution Software installation, implementation and training
Vision Facilities Management, LTD	VisonFM	Reseller of Software Solution Software installation, implementation and training
KnowledgeFlow Corp	OBTAIN	Reseller of Software Solution Software installation, implementation and training

Technology Platform, page 27

23.
Please clarify which partner you are referring to in your statement that “Our partner’s technology platform is [sic] based on Microsoft core applications…”  If you intended to refer to several partners, please revise the disclosure to clarify this and to describe the partners to whom you are referring.

Response 23: Added the following language in a foot note to clarify the meaning of “partner”:

This reference applies to all of our partners with the exception of KnowledgeFlow’s Corporations product OBTAIN which although  utilizes a Microsoft programming language, its database structure is proprietary. To compensate for this, OBTAIN can be interfaced to enterprise databases such as Microsoft’s SQL Server 2005.

Research and Development, page 28

24.
Please explain what the focus of your research and development efforts was for the year ended December 31, 2006 as most of your disclosure appears to relate to research and development that you expect to undertake sometime in the future.

Response 24: Added the following language to explain what the focus of our research and development efforts was for the year ended December 31, 2006 to page 28:

All research and development efforts during the year ended December 31, 2006 were focused on the design and coding of ISA’s data collection software application On Site Physical Inventory. Given the interest shown in the product’s features and capabilities, we believe that during 2007 we will continue to spend considerable time and money on the further refinement and functionality of On Site Physical Inventory.

Competition, page 28

25.
Please include a discussion of the principal competitive factors in your marketplace.  In addition, provide your assessment of your competitive position with respect to each of these factors and your assessment of your position relative to your principal competitors with respect to each of the principal competitive factors.  Tell us how you compare to your competitors in quantitative terms and consider appropriate disclosure in this respect.  See Item 101(b)(4) of Regulation S-B.

Response 25: Added the following language to page 28 pursuant to Item 101(b)(4) of Regulation S-B:

The system integration consulting field is comprised of many categories of specialties. There are integrators who specialize in software integration by industry (automotive, manufacturing, pharmaceutical, defense, etc.) and therefore are not considered to be competitors. Our primary competitors in this space are the other Value Added Resellers representing the same products as does Information Systems Associates. The relationship with the vendor (software developers) is crucial in gaining an edge on the competition. This relationship is usually strengthened by such factors as the client relationships that the Value Added Reseller already has in place as well as the Value Added Resellers ability to successfully implement and maintain the vendor’s solution to the vendor’s satisfaction. We believe that Information Systems Associates has developed strong relationships with the solution vendor’s that it represents which in turn has and will continue to provide Information Systems Associates with sales of its consulting service offerings. We at Information Systems Associates believe that the foundation for this relationship is built upon trust.

The data collection services field has been in existence for many industries for years. The idea of hiring outside companies to conduct inventories of corporate data centers is not new either. There are many vendors in this space today that are using techniques that  employ the use of text based list or a formatted spread sheet. Information Systems Associates has developed a data collection process for IT assets that employs real time data validation combined with bar code scanning which as best as can be determined is unique in the industry. The major importance of this approach is that the data exported (extracted) from Information Systems Associates’ data collection application has been validated and is available to be imported into the client’s asset management solution. This saves a significant amount of time (this could be days or even weeks) in researching errors that are uncovered by the solution application at the time of the data import.

Reports to Security Holders, page 28

26.	Please note that the Commission’s offices have changed. We are now located at 100 F Street NE, Washington D.C. 20549

Response 26: Changed the Reports to Security Holders section to reflect the correct address.

Management’s Discussion and Analysis, page 29

27.
Please ensure that your description of your company and business are consistent with your descriptions elsewhere in the document, particularly the summary and business sections.  It is unclear, for instance, why the “On Site Physical Inventory” solution is not discussed in detail in the business section if it id the solution around which your business is formed.

Response 27:  We have made numerous changes to the business section pursuant to your comments and suggestions, many of the changes discuss On Site physical Inventory.  We believe that the summary and business sections are now consistent with the MD&A.

28.
Explain your reference to the “first full year” with respect to potential revenue from your Data Collection services.  If this service has not been offered in prior years and is considered a new product offering, this should be made clear in the business section and wherever discussed in the prospectus.  Further, tell us the basis for projecting income of $500,000 from this revenue source.  Do you have contracts, arrangements, or agreements that you believe will generate income at that level?  If not, what is the basis for this projection beyond discussions with prospective clients?  To the extent you provide a projection or similar statement concerning future performance, you must provide sufficient support for your claim.

Response 28:  The reference to the “first full year” relates to that period of time after the initial start-up of services take place. At this time it would have to be stated that fiscal year 2008 can be considered to be the “first full year”.  At the present time, we are adding additional features to our software application “On Site Physical Inventory” which will be used to generate revenue from data collection services.   We added a footnote to page 29 in order to clarify this distinction.

The basis for projecting income of $500,000 from this revenue source has several factors associated. The first is what we believe to be a very strong product and service offering based upon our solution On Site Physical Inventory. We are bidding on projects at this time with a potential for revenues in excess of $50,000 which can be completed in 4 to six weeks. Couple this with the interest being generated by our newly formed partnership with Visual Network Design, Inc and our existing partnership with Aperture Technologies, Inc. we believe that the stated revenue target of $500,000 can be achieved in a one year timeframe. VND management has indicated to Information Systems Associates that it is their intent to include our services in their client proposals when possible, and where it is not possible to include our services as a line item, they will refer their client to us directly. We are in the midst of similar discussions with the management team at Aperture Technologies, Inc.

29.
Please expand to discuss the nature of your joint venture with Visual Network Design, Inc.  We note that you indicate elsewhere in the prospectus that you are a certified Value Added Reseller and application integrator for VNDI.  Clarify whether your company is identified on services quotations submitted by VNDI along with other VARs of whether your business relationship with VNDI in this regard is exclusive.

Response 29: Expanded the section discussing the relationship with VNDI by adding the following language:

We are currently in discussions with Visual Network Design, Inc. management to expand our relationship. ISA is being considered by Visual Network Design, Inc. to be the exclusive provider of data collection services for Visual Network Design’s customers. Visual Network Design Inc. has also indicated its desire to utilize ISA’s technical services to support their software solution (RACKWISE DCM) at their client location’s which would include the installation, implementation and training of their clients in the proper use and maintenance of the RACKWISE DCM solution. With regards to whether or not ISA is identified on services quotations by Visual Network Design, Inc. along with other Value Added Resellers, it our my understanding that Visual Network Design, Inc. utilizes a specific Value Added Reseller for services required in Europe. ISA has offered to provide services to Visual Network Design, Inc's customers in Europe but at this time it is understood by ISA that this would only happen when and if Visual Network Design, Inc’s Value Added Reseller servicing Europe was not capable of handling the workload. ISA has provided Visual Network Design, Inc. with a quotation for data collection services for its overseas customers.

30.
Please provide support for your statement that with regard to “the relative pricing and functionality of your product and service offerings as compared with those of [y]our competitors,” you consider your service offerings to be competitive.  See page 30.

Response 30: Added the following language to help clarify how and why our services are competitive:

It is our understanding from discussions with our clients that the current pricing for the services we  offer as compared to other solution vendors offering similar services are competitive. Relative to data collection we believe that based on information received from prospects to whom we have spoken that our data collection services are approximately 20% to 30% less in actual cost. In addition, because our solution provides data that is “ready to use” the time (cost) to implement the solution is also decreased which is a direct savings for the client.

31.
Please explain your statement on page 30 that the 1.4 million shares issued in connection with general management consulting and advisory services were valued based on the market price on the date of the stock grant or other measures given your disclosure that there has been no market for your shares to date.

Response 31: The reference was made in error and has been eliminated.

Liquidity and Capital Resources, page 32

32.	Please provide a brief outline of the material terms of the line of credit with First Citizens Bank and indicate the amount outstanding, if any, under the credit line.

Response 32: The reference was made in error and has been eliminated.

Executive Compensation, page 36

33.
Please note that narrative disclosure to the summary compensation table is required where necessary to an understanding of the information disclosed in the table.  We note that bonuses were issued to both of the named executive officers.  Please discuss the basis for the bonus issuances and identify the person(s) responsible for authorizing the bonuses.  See Item 402© of Regulation S-B.

Response 33: The following language was added as a footnote to the table on page 36 to more clearly disclose the bonuses:

(1)	The basis for the bonus issued to Joseph Coschera are based upon the following:
-	The additional time spent during the 2nd 3rd and 4th quarters of 2006 being involved in the development, design and testing of the data collection process known as On Site Physical Inventory.
-	Additional time and travel spent developing new partnerships with companies such as Visual Network Design.
-	Development of new client relationships done through on site product and solution presentations.

(2)	The basis for the bonuses issued to Loire Lucas is based upon the following:
-	Participation in and support functions related to the documentation for the data collection process known as On Site Physical Inventory.
-	Increase in revenue contribution to the bottom line as compared to the previous fiscal year.

The approval for both actions came from Joseph Coschera.

Part II

Undertakings

34.
The undertakings set forth in Item 512 pf Regulation S-B have been recently revised.  Please update to include the currently required undertakings outlined in paragraph 512(g)(1) or (g)(2) of Regulation S-B, as appropriate.  Note that paragraph 512 (g)(i) relates to issuers relying on Rule 430B and 512(g)(ii) relates  to issuers relying on Rule 430C.

Response 34: Added the following undertaking:

That each prospectus filed by the undersigned small business issuer pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement.

Legality Opinion

35.
The opinion indicates that the shares being opined upon have been validly authorized but notes that the shares “will, when sold as contemplated by the Registration Statement, be legally issued, fully paid and non-assessable.”  It appears from this language that the shares covered by the registration statement may not have been issued as yet.  In light of the fact that the registration statement relates to the resale of shares that should have been issued, please clarify this statement.

Response 35: Amended the opinion to reflect that the shares are already issued.

Signatures

36.	Please indicate who is signing in the capacity of principal financial officer and principal accounting officer or controller. See Instruction 1 to the Signatures section on Form SB-2.

Response 36: Amended the document to reflect that Joseph P. Coschera is signing as CFO and PAO.

If you have any further questions or comments, please feel free to contact me.

Sincerely,

/s/ Jared P. Febbroriello
Jared P. Febbroriello